UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2025

Commission File Number: 001-41362

Ostin Technology Group Co., Ltd.

(Translation of registrant’s name into English)

Building 2, 101

1 Kechuang Road

Qixia District, Nanjing

Jiangsu Province, China 210046

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

On September 12, 2025, the United States Department of Justice (the “DOJ”) unsealed an indictment of two individuals -Lai Kui Sen and Yan Zhao (the “Indictment”). Mr. Sen serves as Co-Chief Executive Officer of Ostin Technology Group Co., Ltd. (the “Company”). The indictment alleges that Mr. Sen and Mr. Zhao orchestrated a securities and wire fraud scheme using the Company’s stock (the “Indictment”),

Following the unsealing of the Indictment, the Company received a letter from the Listing Qualifications Department of The Nasdaq Stock Market (“Nasdaq”), requesting the Company to provide certain information and/or documents related to the Indictment, as well as the Company’s filings with the U.S. Securities and Exchange Commission (the “SEC”), and its public disclosures and other publicly available information. The trading of Class A ordinary shares of the Company on Nasdaq was halted on September 12, 2025 pending the receipt of the additional requested information and will remain halted until the Company has fully satisfied Nasdaq’s request for additional information.

The Company will form a special committee of independent directors (the “Special Committee”) to investigate the allegations set forth in the Indictment. The Special Committee will engage outside counsel to conduct an independent internal investigation to review such allegations.  The Company cannot predict the duration of the investigation, eventual scope, its outcome, or its impact on the Company’s financial results. The Company is conferring with the legal counsel regarding the procedure of removal and suspension of the position of Lai Kui Sen, who is Co-Chief Executive Officer and director, pursuant to the current effective memorandum and articles of association of the Company.

In addition, the Company received a grand jury subpoena dated July 18, 2025, issued by United States Attorney for the Eastern District of Virginia (the “USAO”) to produce a range of documents and communications. The Company is cooperating with the USAO and will submit the requested documents to the USAO as soon as practicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Ostin Technology Group Co., Ltd.

By:	/s/ Tao Ling
Name:	Tao Ling
Title:	Chief Executive Officer

Date: September 26, 2025

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